Exhibit 99.1

Consolidated Financial Statements of (Unaudited)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Three and six-month periods ended August 31, 2010 and 2009

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
(Unaudited)

August 31, 2010 and February 28, 2010

	August 31,	February 28,
	2010	2010

Assets

Current assets:
Cash	$722,102	$1,093,194
Short-term investments	1,003,078	1,001,011
Accounts receivable	3,841,694	3,290,654
Tax credits receivable	673,001	664,131
Inventories	4,260,101	2,645,752
Prepaid expenses	386,141	99,859
	10,886,117	8,794,601
Government grant receivable	150,000	150,000
Property, plant and equipment	7,407,050	7,398,231
Intangible assets	1,217,830	1,223,309
	$19,660,997	$17,566,141

Liabilities and Shareholders' Equity

Current liabilities:
Bank loan (note 7)	$140,000	$–
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 4)	217,655	175,177
Others	2,069,820	2,241,236
Advance payments (note 3)	827,063	878,814
Current portion of long-term debt (note 7)	995,589	1,002,337
	4,250,127	4,297,564
Convertible debentures (note 6)	511,287	467,864
Long-term debt (note 7)	4,291,613	4,805,024
	9,053,027	9,570,452
Shareholders' equity:
Capital stock, warrants and rights (note 8)	27,238,083	25,530,162
Contributed surplus and subsidiary call-options	9,432,393	9,278,767
Deficit	(26,062,506)	(26,813,240)
	10,607,970	7,995,689
Subsequent event (note 13)
	$19,660,997	$17,566,141

See accompanying notes to unaudited consolidated financial statements.

/s/ Ronald Denis	/s/ Michel Chartrand

Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Income
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

	Three-month periods ended		Six-month periods ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009

Revenue from sales and research contracts	$4,114,326	$1,370,592	$8,275,838	$4,248,317

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	2,921,479	1,904,177	5,892,978	4,742,589
Research and development expenses	466,653	1,113,703	986,751	1,456,102
Financial	110,802	192,835	225,939	367,803
Amortization	256,750	211,503	457,833	347,689
Stock-based compensation	194,302	130,986	309,047	255,545
	3,949,986	3,553,204	7,872,548	7,169,728
Income (loss) before undernoted items	164,340	(2,182,612)	403,290	(2,921,411)

Interest income	5,511	13,758	12,214	33,060
Foreign exchange gain (loss)	104,486	56,859	62,932	(630,328)
Gain on dilution (note 9)	–	–	272,298	–
Net income (loss) and comprehensive income (loss)	$274,337	$(2,111,995)	$750,734	$(3,518,679)
Basic earnings (loss) per share	$0.01	$(0.06)	$0.02	$(0.09)
Diluted earnings (loss) per share	0.01	(0.06)	0.02	(0.09)
Basic weighted average number of shares outstanding	40,021,441	37,732,997	39,341,315	37,710,030
Diluted weighted average number of shares outstanding	40,231,081	37,732,997	40,125,234	37,710,030

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

Six-month periods ended August 31, 2010 and 2009

	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	Surplus	Deficit	Total

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689
Stock-based compensation	–	–	–	–	–	–	309,047	–	309,047
Exercise and expiry of Debenture Call Options	–	–	–	–	(1,100,000)	–	–	–	–
Exercise of stock options
Cash	870,000	217,500	–	–	–	–	–	–	217,500
Ascribed value	–	155,931	–	–	–	–	(155,931)	–	–
Exercise of warrants
Cash	1,068,000	1,335,000	(1,068,000)	–	–	–	–	–	1,335,000
Ascribed value	–	272,024	–	(272,024)	(1,746)	–	–	–	–
Expiry of warrants	–	–	(2,000)	(510)	–	–	510	–	–
Net income	–	–	–	–	–	–	–	750,734	750,734

Balance, August 31, 2010	40,172,745	$27,217,577	36,598	$20,506	28,806,263	$163,006	$9,269,387	$(26,062,506)	$10,607,970

Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,175	21,695,533	$–	$9,047,034	$(25,278,042)	$9,002,263
Stock-based compensation	–	–	–	–	–	–	255,545	–	255,545
Exercise of stock options
Cash	11,125	6,782	–	–	–	–	–	–	6,782
Ascribed value	–	5,882	–	–	–	–	(5,882)	–	–
Conversion of convertible debentures	41,164	35,548	20,582	13,723	–	–	(8,108)	–	41,163
Net loss	–	–	–	–	–	–	–	(3,518,679)	(3,518,679)

Balance, August 31, 2009	37,735,711	$25,001,308	1,120,582	$293,898	21,695,533	$–	$9,288,589	$(28,796,721)	$5,787,074

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

	Three-month periods ended		Six-month periods ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009

Cash flows from operating activities:
Net income (loss)	$274,337	$(2,111,995)	$750,734	$(3,518,679)
Non-cash items:
Amortization of property, plant and equipment	248,463	209,866	441,539	343,598
Amortization of intangible assets	8,287	1,637	16,294	4,091
Stock-based compensation	194,302	130,986	309,047	255,545
Accretion of the liability component of the convertible debentures (note 6)	12,007	37,581	23,420	93,034
Accrued interest on convertible debentures (note 6)	10,001	70,123	20,003	109,984
Gain on dilution	–	–	(272,298)	–
Unrealized foreign exchange (gain) loss on advance payments	(27,720)	15,650	35,557	(17,350)
Foreign exchange (gain) loss on cash	(48,695)	(25,793)	5,950	317,744
Net change in operating assets and liabilities (note 5)	(1,992,068)	(564,708)	(2,649,393)	2,301,139
	(1,321,086)	(2,236,653)	(1,319,147)	(110,894)
Cash flows from investing activities:
Additions to property, plant and equipment	(262,341)	(1,826,598)	(460,342)	(2,993,366)
Additions to intangible assets	(924)	(122,144)	(7,922)	(141,631)
(Purchases) maturity of short-term investments	(2,067)	(13,246)	(2,067)	970,377
	(265,332)	(1,961,988)	(470,331)	(2,164,620)
Cash flows from financing activities:
Increase in bank loan	140,000	90,000	140,000	90,000
Increase in long-term debt	–	2,021,188	–	2,862,508
Repayment of long-term debt	(251,325)	(143,114)	(540,462)	(296,413)
Exercise of subsidiary warrants	–	–	698	–
Issue of share capital on exercise of warrants	–	–	1,335,000	–
Exercise of Debenture Call Options	–	–	271,600	–
Issue of share capital on exercise of options	217,500	–	217,500	6,782
	106,175	1,968,074	1,424,336	2,662,877
Foreign exchange gain (loss) on cash held in foreign currencies	48,695	25,793	(5,950)	(317,744)
Net (decrease) increase in cash	(1,431,548)	(2,204,774)	(371,092)	69,619
Cash, beginning of period	2,153,650	3,110,165	1,093,194	835,772
Cash, end of period	$722,102	$905,391	$722,102	$905,391

Supplemental cash flow disclosures (note 5)

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

1.	Basis of presentation:

The unaudited interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources inc. (the "Company") and its subsidiaries, Acasti Pharma Inc. ("Acasti Pharma"), NeuroBioPharm Inc. ("NeuroBioPharm") and Neptune Technologies & Bioressources USA Inc. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. The Company applied the same accounting policies in the preparation of the interim consolidated financial statements as those in its audited consolidated financial statements for the year ended February 28, 2010.

2.	Changes to accounting policies:

(a)	New accounting policies:

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the unaudited interim consolidated statement of cash flows for the three and six-month periods ended August 31, 2009, in order to present the effects of unrealized gains and losses on foreign exchange, as was required by Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1540, Cash Flow Statements. For the three and six- month periods ended August 31, 2009, as a result of the correction, cash flows from operating activities (foreign exchange (gain) loss on cash) decreased by $25,793 and increased by $317,744, respectively, and the foreign exchange gain (loss) on cash held in foreign currencies was added and deducted, respectively, in the same amounts.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

2.	Changes to accounting policies (continued):

(b)	Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board ("AcSB") confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011-2012 interim and annual consolidated financial statements, with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules.

The Company’s transition process from Canadian GAAP to IFRS has been initiated. A progress report was submitted to the Audit Committee on the status of the IFRS implementation in May 2010 and July 2010. Progress reporting to the Audit Committee on the status of the IFRS implementation will be provided on a quarterly basis.

To date, the Company has completed the initial assessment phase and is currently working on the detailed assessment and design phase. The Company has not yet quantified the impact of IFRS on the key line items in the consolidated financial statements.

3.	Partnership and collaborations agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, during the three-month period ended May 31, 2010, the Company received an amount of €100,000 which was conditional to the Company receiving the Novel Food status as well as meeting positive organoleptic results, as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under this agreement. This amount, $827,063, is included in ''Advance payments'' in the consolidated balance sheet.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

3.	Partnership and collaborations agreements (continued):

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. As at August 31, 2010, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the three and six-month periods ended August 31, 2010, revenues of $26,681 and $43,520, respectively, were recognized in consolidated earnings on the basis of percentage of completion of the clinical study. As of August 31, 2010, the difference between the payments received of $199,860 and revenues recognized to that date amounts to $27,326, and is included in ''Accounts receivable'' in the consolidated balance sheet.

4.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three and six-month periods ended August 31, 2010, total royalties included in operating expenses amounted to $39,219 and $80,655, respectively (three and six-month periods ended August 31, 2009 - $28,590 and $41,995, respectively). As at August 31, 2010, the balance due to this company under this agreement amounts to $217,655 (February 28, 2010 - $175,177). This amount is presented in the balance sheet under “Accounts payable and accrued liabilities”.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

5.	Supplemental cash flow disclosures:

(a)	Net changes in operating assets and liabilities are detailed as follows:

	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009
	(3 months )	(3 months )	(6 months )	(6 months )

Accounts receivable	$(732,093)	$1,137,075	$(551,040)	$3,247,865
Tax credits receivable	(309,158)	(134,254)	(8,870)	49,130
Inventories	(445,155)	(1,821,784)	(1,614,349)	(873,068)
Prepaid expenses	(9,469)	86,801	(286,282)	144,130
Accounts payable and accrued liabilities	(551,633)	170,572	(101,544)	(229,383)
Advance payments	55,440	(3,118)	(87,308)	(37,535)
	$(1,992,068)	$(564,708)	$(2,649,393)	$2,301,139

(b)	Non-cash transactions:

	August 31,		August 31,
	2010		2009
	(6 months	)	(6 months	)

Acquired property, plant and equipment included in accounts payable and accrued liabilities	$177,999		$211,390
Intangible assets included in accounts payable and accrued liabilities	2,893		–
Property, plant and equipment acquired by way of capital lease	20,303		–

(c)	Other:

	August 31,		August 31,		August 31,		August 31,
	2010		2009		2010		2009
	(3 months	)	(3 months	)	(6 months	)	(6 months	)

Interest paid	$86,775		$65,160		$168,532		$110,338

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

6.	Convertible debentures:

		Accrued
	Debentures	interest	Total

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	$2,080,192	$86,191	$2,166,383

Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)
Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	414,478	53,386	467,864

Accrued interest	–	20,003	20,003
Accretion of the liability component	23,420	–	23,420
Liability balance of convertible debentures as at August 31, 2010 (principal amount of $496,000)	$437,898	$73,389	$511,287

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

7. Long-term debt:

	August 31,	February 28,
	2010	2010

Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking hypothec on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$2,587,111	$2,833,502
Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,567,699	2,820,852
Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,580 ($4,123 as at February 28, 2010), maturing at different dates until 2014	64,201	68,551
Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012	48,506	58,207
Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual installments of $6,562 until December 2011	19,685	26,249
	5,287,202	5,807,361
Current portion of long-term debt	995,589	1,002,337
	$4,291,613	$4,805,024

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

7.	Long-term debt (continued):

The Company has an authorized operating line of credit of $1,000,000, bearing interest at the prime rate plus 2.25% (February 28, 2010 - 2.25%). The line of credit is guaranteed by a first- ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000 bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at August 31, 2010, an amount of $140,000 (nil as at February 28, 2010) was used under the operating and exchange lines of credit.

8.	Capital stock, warrants and rights:

(a)	Authorized capital stock:

Unlimited number of shares without par value

  Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

  Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Warrants:

Warrants of the Company are composed of the following as at August 31, 2010 and February 28, 2010:

		August 31,		February 28,
		2010		2010

	Number		Number
	outstanding	Amount	outstanding	Amount

Debenture warrants	–	$–	1,070,000	$272,534
Conversion warrants	36,598	20,506	36,598	20,506
	36,598	$20,506	1,106,598	$293,040

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

8.	Capital stock, warrants and rights (continued):

(c)	Shareholder Rights Plan:

The Company held a special, annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Company. The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

9.	Non-controlling interest:

During the six-month period ended August 31, 2010, the Company’s participation in Acasti Pharma changed as follows:

(a)

Throughout the three-month period ended May 31, 2010, various holders of Acasti warrants have exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 1,746 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants and options in the amount of $698 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(b)

On April 30, 2010, various holders of Debenture Call Options have exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,086,400 shares from Neptune. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Debenture Call Options in the amount of $271,600 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at August 31, 2010 and February 28, 2010 is detailed as follows:

			August 31,			February 28,
			2010			2010

		Other			Other
	Company	shareholders	Total	Company	shareholders	Total

Class A shares	27,697,733	19,977,937	47,675,670	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	–	260,000	260,000

	32,647,733	20,287,937	52,935,670	33,734,133	19,199,791	52,933,924
Votes	79%	21%	100%	80%	20%	100%
Participation	58%	42%	100%	60%	40%	100%

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

9. Non-controlling interest (continued):

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

  Class A shares, voting (one vote per share), participating and without par value.

  Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

  Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the three and six-month periods ended August 31, 2010 and 2009.

10.	Stock-based compensation plans:

(a)	Company stock-based compensation plan:

Following the Company’s annual shareholders’ meeting, the Company's stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of common shares of the Company issued and outstanding was 40,172,744.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

10.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued): Activities within the plan are detailed as follows:

		Six-month period		Six-month period
		ended August 31,		ended August 31,
		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	2,920,250	$1.63	3,669,750	$1.57
Granted	1,065,000	1.57	80,000	1.64
Exercised	(870,000)	0.25	(11,125)	0.61
Forfeited	(23,625)	2.50	(194,500)	2.57
Options outstanding, end of period	3,091,625	1.99	3,544,125	1.52
Exercisable options, end of period	1,947,875	$2.21	3,056,125	$1.36

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods:

	Six-month period	Six-month period	Six-month period
	ended August 31,	ended August 31,	ended August 31,
	2010	2010	2009
	Non-employees	Employees	Employees

Dividend	–	–	–
Risk-free interest rate	1.48%	1.80%	1.33%
Estimated life	2.5 years	2.5 years	2.5 years
Expected volatility	81%	86%	96%

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

10.	Stock-based compensation plans (continued):

(a)	Company stock-based compensation plan (continued):

The weighted average of the fair value of the options granted to employees during the period is $0.65 (2009 - $0.66). The weighted average of the fair value of the options granted to non- employees during the period is $0.60 (no options were granted to non-employees in 2009).

(b)	Acasti Pharma stock-based compensation plan:

The following table presents information on outstanding stock options:

		Six-month period		Six-month period
		ended August 31,		ended August 31,
		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	850,000	$0.25	850,000	$0.25
Granted	–	–	25,000	0.25
Options outstanding, end of period	850,000	0.25	875,000	0.25
Options exercisable, end of period	388,750	$0.25	340,000	$0.25

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

10.	Stock-based compensation plans (continued):

(c)	Other stock-based compensation:

The following table presents information on outstanding Acasti warrants given as stock-based compensation:

		Six-month period		Six-month period
		ended August 31,		ended August 31,
		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Warrants outstanding, beginning of period	4,695,000	$0.25	4,695,000	$0.25
Granted	695,000	0.49	–	–
Warrants outstanding, end of period	5,390,000	0.30	4,695,000	0.25
Warrants exercisable, end of period	4,554,250	$0.26	2,116,250	$0.25

In addition to the warrants granted, Neptune has also awarded 650,000 warrants during the six-month period ended August 31, 2010. However, as those awards are pending shareholder approval, no expense has been recorded on those additional grants.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

10.	Stock-based compensation plans (continued):

	(c)	Other stock-based compensation (continued):

The fair value of the warrants granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for warrants granted during the period:

Six-month period
ended August 31,
2010

Dividend	–
Risk-free interest rate	1.89%
Estimated life	2.4 years
Expected volatility	75%

The weighted average of the fair value of the warrants granted to employees during the period is $0.23. No warrants were granted to non-employees.

The following table presents information on outstanding NeuroBioPharm warrants given as stock-based compensation:

		Six-month period		Six-month period
		ended August 31,		ended August 31,
		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning of period	1,025,000	$0.10	1,025,000	$0.10
Granted	225,000	0.15	–	–
Warrants outstanding, end of period	1,250,000	0.11	1,025,000	0.10
Warrants exercisable, end of period	137,500	$0.10	–	$–

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

10.	Stock-based compensation plans (continued):

	(c)	Other stock-based compensation (continued):

The fair value of the warrants granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for warrants granted during the period:

Six-month period
ended August 31,
2010

Dividend	–
Risk-free interest rate	1.61%
Estimated life	3 years
Expected volatility	75%

As the exercise price of warrants granted is higher than the estimated fair value of the shares of NeuroBioPharm, the weighted average of the fair value of the warrants granted to employees during the period is nominal. No warrants were granted to non-employees.

11.	Segment disclosures:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

11.	Segment disclosures (continued):

The following tables show information by segment:

				Three-month period
				ended August 31,
					2010
	Nutraceutical	Cardiovascular	Neurological	Adjustment	Total

Sales and research contracts	$4,109,095	$–	$26,681	$(21,450)	$4,114,326
Cost of sales and operating expenses (excluding amortization and stock- based compensation)	(2,741,930)	(158,892)	(42,107)	21,450	(2,921,479)
Research and development expenses	(165,473)	(297,738)	(3,442)	–	(466,653)
Financial	(110,635)	(167)	–	–	(110,802)
Amortization	(253,967)	(2,783)	–	–	(256,750)
Stock-based compensation	(154,286)	(31,343)	(8,673)	–	(194,302)
Interest income	5,160	52	299	–	5,511
Foreign exchange gain (loss)	106,600	(2,114)	–	–	104,486
Net income (loss) and comprehensive income (loss)	$794,564	$(492,985)	$(27,242)	$–	$274,337
Cash	$651,839	$7,643	$62,620	$–	$722,102
Short-term investments	1,003,078	–	–	–	1,003,078
Total assets	18,871,599	567,817	221,581	–	19,660,997
Expenditures for long-lived assets	$253,265	$10,000	$–	$–	$263,265

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

11.	Segment disclosures (continued):

The following tables show information by segment (continued):

				Six-month period
				ended August 31,
					2010

	Nutraceutical	Cardiovascular	Neurological	Adjustment	Total

Sales and research contracts	$8,266,298	$–	$43,520	$(33,980)	$8,275,838
Cost of sales and operating expenses (excluding amortization and stock- based compensation)	(5,587,403)	(266,497)	(73,058)	33,980	(5,892,978)
Research and development expenses	(383,657)	(544,498)	(58,596)	–	(986,751)
Financial	(225,623)	(316)	–	–	(225,939)
Amortization	(452,623)	(5,210)	–	–	(457,833)
Stock-based compensation	(269,031)	(31,343)	(8,673)	–	(309,047)
Interest income	8,049	3,866	299	–	12,214
Foreign exchange gain (loss)	64,770	(1,838)	–	–	62,932
Gain on dilution	271,600	–	–	698	272,298
Net income (loss) and comprehensive income (loss)	$1,692,380	$(845,836)	$(96,508)	$698	$750,734
Cash	$651,839	$7,643	$62,620	$–	$722,102
Short-term investments	1,003,078	–	–	–	1,003,078
Total assets	18,871,599	567,817	221,581	–	19,660,997
Expenditures for long-lived assets	$458,264	$10,000	$–	$–	$468,264

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

11.	Segment disclosures (continued):

The following tables show information by segment (continued);

			Six-month period
			ended August 31,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$4,210,782	$–	$37,535	$4,248,317
Cost of sales and operating expenses (excluding amortization and stock- based compensation)	(4,527,350)	(173,499)	(41,740)	(4,742,589)
Research and development expenses	(662,203)	(605,782)	(188,117)	(1,456,102)
Financial	(367,539)	(264)	–	(367,803)
Amortization	(344,437)	(3,252)	–	(347,689)
Stock-based compensation	(255,545)	–	–	(255,545)
Interest income	17,890	15,170	–	33,060
Foreign exchange loss	(625,336)	(4,992)	–	(630,328)
Net loss and comprehensive loss	$(2,553,738)	$(772,619)	$(192,322)	$(3,518,679)
Cash	$699,035	$206,356	$–	$905,391
Term deposits	1,314,488	1,033,389	–	2,347,877
Total assets	15,579,532	1,576,602	30,144	17,186,238
Expenditures for long-lived assets	$3,132,384	$–	$–	$3,132,384

12.	Comparative figures:

Certain comparative figures previously reported have been reclassified to conform with the financial statement presentation adopted in the current period.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2010 and 2009

13.	Subsequent event:

On October 13, 2010, the Company completed a non-brokered private placement of $2,646,500 through the offering of common shares at a price of $1.85 per share. Some intermediaries will be entitled to receive a 5% cash commission ($100,875) as well as an aggregate of 54,527 options in connection with the gross proceeds of $2,017,500 received from institutional investors. Each option allows its holder to purchase one common share at a price of $2.50 for a period of one year following the issuance of such option. Other intermediaries will be entitled to receive a 4% cash commission ($25,160) on the gross proceeds ($629,000) not otherwise subscribed by institutional investors. The closing and the payment of commissions to the intermediaries will be subject to the TSX Venture Exchange’s approval.